

April 24, 2014

Via E-mail
Dewan Fazlul Hoque Chowdhury
Chief Executive Officer
Nemaura Medical Inc.
85 Toothill Road
Loughborough
United Kingdom
LE11 1PN

> **Re:** **Nemaura Medical Inc.**
> **Registration Statement on Form S-1**
> **Filed March 28, 2014**
> **File No. 333-194857**

Dear Dr. Chowdhury:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. The fact that the selling shareholders are offering their shares for the same price at which they purchased them calls into question the secondary nature of this offering, since the shareholders would make no profit through sales at that price. Please tell us why you believe this is properly identified as a secondary offering or revise the secondary offer price.

2. Since there will be no proceeds to you from this offering, and there is no guarantee that all shares registered hereby will be sold, it appear that the language in the first paragraph regarding the public offering price of up to $400,000 may not be entirely clear. Please revise to remove this language or advise.

3.   Please revise the cross-reference to the risk factors to page 6 instead of page 3.

Prospectus Summary, page 4

4.   Please expand the disclosure in this section to disclose the amount of your total assets, including your intangible assets, your total liabilities and your accumulated deficit as of December 31, 2013.

5.   Please revise to more clearly indicate the state of development of your sole product. For example, do you have proof of concept, a working prototype, patent or other intellectual property protection and/or any completed steps toward desired regulatory approvals?

6.   Please expand the disclosure in your summary to clarify the material hurdles that remain until you can sell your product commercially.

Risk Factors, page 6

7.   Please add a risk factor to highlight the risk related to the anti-takeover effects of Nevada law mentioned on page 22.

Nemaura Medical Inc. is an Emerging Growth Company, page 9

8.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Selling Stockholders, page 18

9.   Please revise to more clearly describe the transactions in which the selling security holders acquired their shares, such as by providing approximate offering dates and exemptions relied upon.

10.   If Dewan M. H. Chowdhury is the chief executive officer, please reconcile the disclosure in the table on page 19 regarding his beneficial ownership before the offering with the disclosure in the table on page 38 regarding his beneficial ownership.

11.   Please include footnotes to the table to disclose the relationship, if any, between the registrant and David Scott, Julie Pomeroy, Professor Karrar Khan and Dr. Richard Toon. We note the disclosure on page 37 that they are executive officers of the registrant.

12.   Please include footnotes to the table to disclose the relationship, if any, between the registrant and Ambreen Hussain, Junaid Mansoor, Robert Carson and Waliul Islam. We note that you filed employment agreements with these four selling stockholders as exhibits to the registration statement.

13.   Please expand the disclosure in footnotes 4-7 to identify the individuals who have or share control over the voting or investment decisions of the shares held by the entities identified in the selling stockholder table.

Authorized Common Stock, page 22

14.   Please disclose the number of your shares of common stock outstanding as of the most recent practicable date.

Our Business Strategy, page 26

15.   We note your reference to "selective countries including the Middle East." Please tell us in which countries you plan to seek regulatory approval.

Product Development Timelines, page 26

16.   Please expand the disclosure on page 26 to clearly discuss the expected capital needed to achieve each of the milestones.

Competition, page 29

17.   Please revise the disclosure related to the tables on pages 29 and 30 so that the information can be understood by an investor not in your industry.   In making these revisions, please explain or define terms like "Clarke Error Grid."

Intellectual Property, page 30

18.   Please disclose the nature and duration of your material patents. In this regard, we note your disclosure on page 8 that you have patents covering the CGM watch.

Government Regulation, page 30

19.   Given your disclosure on page 14 that you will seek regulatory approval from the FDA, please expand the disclosure in this section to discuss the FDA approval process and the nature of regulatory oversight.

Critical Accounting Policies, page 33

20.   We note the disclosure in the paragraph under *Critical Accounting Policies*. It is not clear why you present this disclosure in your MD&A. Please note that you should provide disclosure about critical accounting estimates pursuant to the guidance in Release 33-8350. Disclosure is appropriate when the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and the impact of the estimates and assumptions on financial condition or operating performance is material. Please revise this disclosure or explain why it is applicable to your MD&A.

Directors, Executive Officers, Promoters and Control Persons, page 36

21.   Please expand the disclosure on page 36 regarding Mr. Timol to include his business experience during the last five years. Also, expand the disclosure on page 37 to state when Ms. Pomeroy became the director of finance of the registrant.

22.   Please revise your disclosure on page 37 regarding the backgrounds of Professor Khan, Mr. Scott and Dr. Toon to clearly indicate the positions that they held with Nemaura during the last five years.

23.   Please revise to remove the disclosure about the business experience of your officers and directors that reads like a marketing document or resume. For example, we note the disclosure on page 36 that Dr. Chowdhury "negotiated a multi-million pound licensing deal" and the disclosure on page 37 that Professor Khan "contributed to the registration and launch of over 60 pharmaceutical products" and that Mr. Scott is the author of the "best-selling report."

Executive Compensation, page 39

24.   Please provide the disclosure required by Item 402(o) of Regulation S-K.

Consolidated Balance Sheet, page F-2

25.   Please disclose the full date of the balance sheet including the year.

Note 1. Organization and Principal Activities, page F-5 and F-16

26.   We note the various dates that your consolidated companies were incorporated. Please reconcile these dates to similar disclosures in the filing such as those on page 24 and your date of inception on pages F-3 and F-4. We note for example that you refer to the incorporation dates of DDL and TCL as January 20, 2009 and January 12, 2011, respectively, in Note 1. On page 24 those dates are January 23, 2009 and December 1, 2011.

27.   We note your disclosure under *Off-Balance Sheet Arrangements* on page 35 that you have certain warrants and options outstanding. Please reconcile this statement with your disclosure on page 22 under *Warrants* that you have no issued warrants. Please also tell us whether you have any options issued or outstanding during the periods presented in your financial statements.

Note 6. Related Party Transactions, page F-19

28.   We note that you have allocated certain expenses to the company from related parties. Please revise your disclosure, if practicable, to include management's estimate of what the expenses would have been on a stand-alone basis, if materially different. Refer to Question 2 of SAB Topic 1.B.1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Mitchell S. Nussbaum, Esq.